RAPID7, INC.
November 1, 2025
Re: Severance and Equity Award Vesting Acceleration

Dear Rafeal Brown:
We are pleased to inform you that the Compensation Committee of the Board of Directors of Rapid7, Inc. (the “Company”) has approved severance and vesting acceleration terms for you, which are described in this letter agreement (the “Agreement”).
The vesting acceleration described in Section 2, below shall apply to each of your outstanding compensatory equity awards granted to you prior to the date hereof under the Company’s 2011 Stock Option and Grant Plan, as amended (the “2011 Plan”) or the Company’s 2015 Equity Incentive Plan, as amended (the “2015 Plan” and together with the 2011 Plan, the “Plans”) that are subject to a time-based vesting schedule to the extent such awards were granted to you while you were an Eligible Employee (as defined below) (the “Equity Awards”). Capitalized terms used in this Agreement and not defined herein shall have the meanings set forth in the applicable Plan. This Agreement amends the terms of the Equity Awards that have previously been granted to you and are currently outstanding. Further, unless otherwise expressly provided by the Company at the time of grant, any future compensatory equity awards covering Company common stock, including awards of stock options, restricted stock, restricted stock units or other types of equity awards, as applicable, that the Company may grant to you in the future and that are subject to a time-based vesting schedule shall also be deemed to be “Equity Awards” for purposes of this Agreement to the extent such award(s) are granted to you while you are an Eligible Employee. For purposes of clarity, any compensatory equity awards that are subject to performance-based vesting shall not be deemed to be “Equity Awards” hereunder and shall only vest, if at all, in accordance with the terms of the applicable Plan and award agreement.
1.    Severance. If you experience a Qualifying Termination (as defined below) while you are an Eligible Employee (and disregarding for this purpose, any reduction in your job duties, authorities or responsibilities that results in a termination of your employment for Good Reason), then, provided you timely comply with the conditions described in Section 3:
(a) the Company will pay you an amount equal to your then current base salary (disregarding for this purpose, any reduction of your base salary that results in a termination of your employment for Good Reason) for the applicable Severance Period, payable in substantially equal installments in accordance with the Company’s regular payroll practice over such period, commencing within 60 days after the date of your Qualifying Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments shall begin to be paid in the second calendar year and the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the date of your Qualifying Termination;
(b) if you timely elect to continue coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay your COBRA premiums, and any applicable Company COBRA premiums, necessary to continue your then-current coverage until the earliest of (A) the end of the applicable Severance Period, (B) the expiration of your eligibility for the continuation coverage under COBRA and (C) the date you become eligible to enroll in a health insurance plan offered by another employer or entity. You agree to immediately notify the Company in writing of any such enrollment or eligibility for enrollment and the Company’s obligation to pay any COBRA premiums shall immediately cease. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide the foregoing benefit without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide you with a taxable monthly amount (which amount shall be based on the premium for the first month of COBRA coverage hereunder), which payments shall be made regardless of whether you elect COBRA continuation coverage. If the Company elects to make such payments in lieu of paying such COBRA premiums, the payments will end on the earlier of (x) the date on which you voluntarily enroll in a health insurance plan offered by another employer or (y) the end of the Severance Period; and

(c) if such Qualifying Termination occurs during the Change in Control Period, then the Company shall pay you a lump-sum amount equal to 100% of your target annual cash performance bonus for the year of termination (or, if greater, your target annual cash performance bonus as in effect immediately prior to the Change of Control), payable on the first regular payroll date of the Company that is 60 days following the date of such termination (or, if later, the date of such Change in Control);
2.     Equity Award Vesting Acceleration.
(a) If, in connection with a Change in Control, (x) an Equity Award is assumed or continued by the successor or acquiror entity in such Change in Control or such Equity Award is substituted for a similar award of the successor or acquiror entity, and (y) you experience a Qualifying Termination within the Change in Control Period, then, provided you timely comply with the conditions described in Section 3 below, you will become vested, effective as of the date that is 60 days following the date of such Qualifying Termination (or, if later, the effective date of such Change in Control) with respect to 100% of any then unvested portion of any applicable Equity Award.
(b) If, in connection with a Change in Control, an Equity Award shall terminate and will not be so assumed or continued by the successor or acquiror entity in such Change in Control or substituted for a similar award of the successor or acquiror entity, then, you will become vested, with respect to 100% of any then unvested portion of any applicable Equity Award, effective immediately prior to, but subject to the consummation of such Change in Control.
3.     Conditions to Receipt of Severance and Equity Award Vesting Acceleration. In order to receive the severance and Equity Award vesting acceleration described in Sections 1 and 2(a), above, you must sign a separation agreement containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property and non-disparagement, in a form and manner satisfactory to the Company (the “Separation Agreement and Release”) and the Separation Agreement and Release must become irrevocable, all within 60 days after your Qualifying Termination. In order to effect the provisions of this Section 3, any termination or forfeiture of any unvested Equity Awards eligible for acceleration of vesting pursuant to Section 2(a) above that otherwise would have occurred on or within 60 days after your Qualifying Termination will be delayed until the 60th day after the date of your Qualifying Termination (but, in the case of any stock option, not later than the expiration date of such stock option specified in the applicable option agreement) and will only occur to the extent such equity awards do not vest pursuant to Section 2(a) above and, for purposes of clarity, no additional vesting of any Equity Award shall occur during such 60 day period.
4.     Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
(a) “Cause” will have the meaning ascribed to such term in the 2015 Plan.
(b) “Change in Control Period” means the period commencing three months prior to, and ending 12 months following, a Change in Control.
(c) “Eligible Employee” means an employee of the Company having the title of Senior Vice President or higher.
(d) “Good Reason” shall mean the occurrence any of the following, in each case without your written consent provided that you must (i) give written notice to the Company’s Chief Executive Officer within 30 days after the first occurrence of the first event giving rise to Good Reason setting forth the basis for your resignation (which shall be specified in reasonable detail), (ii) allow the Company at least 30 days from receipt of such written notice to cure such event, and (iii) if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company and its affiliates, effective not later than 90 days after the expiration of the cure period: (A) a material decrease in your then current base salary, except for across-the-board reductions similarly affecting all or substantially all similarly situated employees of the Company, (B) a material reduction in your job duties, authorities or responsibilities, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are materially reduced from your prior duties, (C) a relocation of your regular place of work to any location that increases your one-way commute by more than 50 miles of your then-current principal place of employment immediately prior to such relocation, or (D) a material breach by the Company of its obligations under this

Agreement or other agreement between you and the Company. Your right to terminate your employment as a result of Good Reason shall not be affected by your incapacity due to physical or mental illness. Subject to the notice requirements above, your continued employment from the date Good Reason first exists and the date upon which you terminate your employment with the Company shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder. Notwithstanding anything to the contrary in this Agreement, Good Reason shall be deemed to exist in the event that following a Change in Control of the Company you do not remain the Chief Financial Officer of the new or surviving entity or its ultimate parent entity.
(e) “Qualifying Termination” means a termination of your Continuous Service (as defined in the 2015 Plan) either (x) by the Company without Cause or (y) by you with Good Reason. Termination of Continuous Service due to your death or Disability (as defined in the 2015 Plan) will not constitute a Qualifying Termination.
(f) “Severance Period” means 6 months, provided that the Severance Period shall instead be 12 months to the extent that a Qualifying Termination occurs during the Change in Control period.
5.     Section 409A. The payments and benefits under this Agreement are intended to qualify for an exemption from application of Section 409A of the Code (“Section 409A”) or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly. To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A, and to the extent that such payment or benefit is payable upon the termination of your employment, then such payments or benefits will be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred will be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). Anything in this Agreement to the contrary notwithstanding, if at the time of your separation from service, the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you become entitled to under this Agreement on account of your separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment will not be payable and such benefit will not be provided until the date that is the earlier of (A) six months and one day after your separation from service, (B) your death, or (C) such earlier date as permitted under Section 409A without imposition of adverse taxation. If any such delayed cash payment is otherwise payable on an installment basis, the first payment will include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments will be payable in accordance with their original schedule. The Company makes no representation or warranty and will have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A but do not satisfy an exemption from, or the conditions of, Section 409A.
6.     Parachute Payments. If any payment or benefit you would receive from the Company or otherwise in connection with a Change in Control or other similar transaction (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).
Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A of the Code that would not otherwise be subject to taxes pursuant to Section 409A of the Code, then the Reduction Method and/or the Pro Rata Reduction

Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A of the Code as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A of the Code shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A of the Code.
Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change of control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change of control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within 15 calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.
If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.
7.    Miscellaneous. This Agreement set forth the entire understanding between you and the Company with respect to the subject matter hereto and supersedes all prior oral and written agreements, promises and/or representations on that subject. This Agreement is not an agreement of employment and shall not confer upon you any right to be retained by or in the employ of the Company and shall not interfere in any way with the right of the Company to terminate your employment or service arrangement at any time or for any reason. This Agreement will be binding upon any surviving entity resulting from a Change in Control of the Company and upon any other person who is a successor by merger, acquisition, consolidation or otherwise to the business formerly carried on by the Company without regard to whether or not such person or entity actively assumes the obligations hereunder. The terms of this Agreement, and any action arising hereunder, shall be governed by and construed in accordance with the domestic laws of the Commonwealth of Massachusetts giving effect to any choice of law or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Massachusetts and you hereby expressly consent to the personal jurisdiction and venue of the state and federal courts located in the Commonwealth of Massachusetts for any lawsuit filed there against me by Company arising from or related to this Agreement.
* * *

Except as provided herein, all terms and conditions of your Equity Awards and any other written agreement between you and the Company remain in full force and effect and are not amended by this Agreement.
Please countersign below to acknowledge your receipt of this Agreement and your agreement to the terms described herein.
With best regards,

/s/ Katie Kulikoski
Katie Kulikoski
Chief People Officer

Acknowledged and agreed:

/s/ Rafe Brown
Name: Rafe Brown
Date: November 1, 2025

[Signature Page to Severance Letter]